Exhibit 21.1
SUBSIDIARIES OF THE REGISTRANT
As of September 30, 2019

Subsidiary	Jurisdiction of Incorporation

Azimuth Communications, Inc.	Oregon
Calumet Armature and Electric, L.L.C.	Illinois
Freeman Enclosure Systems, LLC	Ohio
HK Engine Components, LLC	Indiana
ICS Holdings LLC	Arizona
IES Commercial, Inc.	Delaware
IES Communications, LLC	Delaware
IES Consolidation, LLC	Delaware
IES Infrastructure Solutions, LLC	Delaware
IES Management, LP	Texas
IES Management ROO, LP	Texas
IES Operations Group, Inc.	Delaware
IES Residential, Inc.	Delaware
IES Shared Services, Inc.	Delaware
IES Subsidiary Holdings, Inc.	Delaware
Integrated Electrical Finance, Inc.	Delaware
Key Electrical Supply, Inc.	Texas
Magnetech Industrial Services, Inc.	Indiana
NEXT Electric, LLC	Wisconsin
Southern Industrial Sales and Services, Inc.	Georgia
STR Mechanical, LLC	North Carolina
Technibus, Inc.	Delaware
Technical Services II, LLC	Virginia
Thomas Popp & Company	Ohio